

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 18, 2009

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Corporation
1050 Westlakes Drive
Berwyn, Pennsylvania 19312

> **Re: Tyco Electronics Ltd.**
> **Registration Statement on Form S-4**
> **Filed January 23, 2009**
> **File No. 333-156927**

Dear Mr. Scott:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4 Facing Page

1.   We note the asterisk that you have included in disclosure regarding your jurisdiction of incorporation.

- Please clarify whether you are registering the offer and sale of shares of a Bermuda entity or shares of a Swiss entity.

- If you are registering the shares of a Swiss entity, please tell us why the Swiss entity is not the registrant.

- If you believe that there is no difference between the Bermuda entity and the Swiss entity, please provide us with an opinion of Swiss counsel that addresses whether Swiss law treats the Swiss entity for all purposes as the same legal entity that was incorporated in Bermuda. If Swiss law treats the company as the same legal entity, please ask counsel to address in its opinion whether new securities are being issued under Swiss law when the entity continues to Switzerland. Also provide us an opinion of counsel that addresses whether Bermuda law permits an entity incorporated in Bermuda to offer and sell equity interests in itself that are governed by Swiss law.

Prospectus cover

2.   Please limit your prospectus cover to one page as required by Regulation S-K Item 501(b).

What proposals are being presented, page 2

3.   Where (1) the transaction involves changes from your current charter or bylaws, and (2) Bermuda law, securities exchange listing standards, or your current charter or by-laws would require shareholder approval of the proposed changes if they were standing on their own, please present each such material change as a separate proposal. We note, for example, changes mentioned in your disclosure beginning on page 68 that you currently do not present as separate proposals.

Why do we want to change our place of incorporation?, page 10

4.   Please ensure that you clearly present the factor motivating your proposal.

- Currently, it appears that many of the issues you cite in the list in this section do not explain the proposed change in jurisdiction of incorporation to Switzerland at this time. For example, it is unclear why your jurisdiction of incorporation affects your "access" to your non-United States operations. Likewise, several of the other factors you cite would not seem to support reincorporation to Switzerland as opposed to another jurisdiction. For example, because it appears from your periodic reports that several jurisdictions are home to more of your facilities and employees than are in Switzerland, it is unclear why those issues would cause you to recommend this change to your jurisdiction of incorporation. Also, if those issues are relevant to causing you to recommend this change in jurisdiction, it is unclear when the issues changed so as to reach a level that they became a motivating factor at this time.

- If you were motivated to recommend the proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such, prominently presented throughout your prospectus where you describe this proposal and fully explained in an appropriate section of your document. For example, if the registrant is proposing reincorporation at this time primarily in response to proposed and/or pending federal income tax legislation that might impact companies currently incorporated offshore in Bermuda and similar locations, please make that clear**.**

5.   Refer to the second bullet point where you refer to the number of employees, facilities, and subsidiaries in Switzerland. Please also disclose the percentage of your employees, facilities, and subsidiaries in Switzerland, and clarify why each of those percentages is sufficiently significant to cause you to recommend this proposal.

6.   In each place where you highlight the advantages of the proposal throughout the prospectus, like here and on page 18, please provide equally prominent disclosure of the disadvantages. For example, we note that on page 10 you itemize the advantages in separate bullet points while you merely cross reference the disadvantages in a paragraph at the end of the section.

How will contributed surplus for Swiss tax purposes be determined?, page 14

7.   We note your disclosure on page 14 regarding your condensed unaudited unconsolidated shareholders' equity, prepared in accordance with U.S. GAAP, as if the Swiss Continuation had occurred on September 26, 2008. Further, we note a discussion beneath the table of additional actions to be taken relating to the Swiss Continuation. Please revise to address the following:

- Explain the difference between the adjustments that have been reflected and the adjustments that do not appear to be reflected.

- To the extent that an adjustment is not included in the table above, clearly explain why such adjustment will not be required under U.S. GAAP.

- Clarify the disclosures in the narrative below adjustment (2) to state, if true, that the items discussed (other than the cancellation of treasury shares) are required for Swiss statutory reporting purposes. Also revise to state, if true, that the other adjustments detailed will not have any impact on your U.S. GAAP shareholders' equity.

8.   Further to the above, in order to enhance an investors understanding of the presentation here, please insert additional language prior to the table similar to the language included on pages 35-36 of this Form S-4.

Reasons for the Swiss Continuation, page 18

9.   Please expand the reference to "possible changes" to clarify whether you are aware of proposed or pending changes that may adversely affect you because of your place of incorporation in Bermuda. Clearly explain the relevance of those changes to your proposal.

Proposal No. 11, page 53

10.   Please complete the blanks throughout your document concerning proposal 11. Also complete the blanks on pages 57, 62, 67 and 69.

Undertakings, page II-2

11.   Please provide all required undertakings, including those required by Regulation S-K Item 512(a).

Signatures, page II-3

12.   Please include the signature of your duly authorized representative in the United States.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ellen J. Odoner
                    P.J. Himelfarb